The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account N

Lincoln ChoicePlus Assurance (L Share)

Supplement to the Prospectus dated May 1, 2009 as supplemented

This supplement dated ____, 2009, introduces a new annuity payout option for your individual variable annuity contract. It is for informational purposes and requires no action on your part. This supplement adds new provisions to your prospectus located in the Charges and Other Deductions – Rider Charges section and The Contracts – Annuity Payouts section.

The Lincoln SmartIncomeSM Inflation Fixed Annuity Payout Option (“Lincoln SmartIncomeSM Inflation”) is an annuity payout option that provides:
•
Scheduled Payments (the periodic annuity payouts under this rider) for the life of the annuitant and secondary life (secondary life may also be referred to as joint life), if applicable, that may change each January based on changes in the Consumer Price Index-Urban (CPI). The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers published by the U.S. Bureau of Labor Statistics and is widely used to measure inflation.

•	A Guaranteed Minimum Scheduled Payment.
•	A death benefit based on the Reserve Value.
•
A Reserve Value from which additional withdrawals, called Unscheduled Payments, may be taken at any time as long as the Reserve Value is greater than zero and up to the amount of the Reserve Value less any related charges and taxes.

Please note that any Unscheduled Payments may significantly reduce your future Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as the Reserve Value, and may result in the early termination of the Lincoln SmartIncomeSM Inflation. Carefully consider this before deciding to take an Unscheduled Payment.

All or a portion of your contract value may be used to fund Lincoln SmartIncomeSM Inflation. Once you make this election, the portion of your contract value used to fund Lincoln SmartIncomeSM Inflation will no longer be invested in the variable subaccounts in your contract. If only a portion of your contract value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the contract value must be used to fund another annuity payout option. Additional annuity payout options are described in your prospectus.

The Lincoln SmartIncomeSM Inflation may not be available for purchase in the future as we reserve the right not to offer it for sale. The availability of Lincoln SmartIncomeSM Inflation will depend upon your state’s approval of the contract rider. We also reserve the right to substitute an appropriate index for the CPI, if:

1.	The CPI is discontinued, delayed, or otherwise not available for this use; or
2.	The composition, base or method of calculating the CPI changes so that we deem it inappropriate for use.

If the CPI is discontinued, delayed or otherwise not available, or if the composition, base or method of, calculating the CPI changes so that we deem it inappropriate for use in Lincoln SmartIncomeSM Inflation, we will substitute an appropriate index for the CPI. In the case of a substitution, we will give you written notification at least 30 days in advance of this change, as well as provide you with an amendment to the prospectus. We will attempt to utilize a substitute index generated by the government that is a measure of inflation. We will not substitute an index created by us or one of our affiliates. Upon substitution of the CPI, annuity payment values will be calculated consistent with the formulas currently used but with different index values for calculating the Scheduled Payment and Reserve Value adjustments. If we substitute a different index of the CPI you may cancel the rider per the terms of the termination provisions of Rider and may be subject to an Unscheduled Payment charge. See Termination and Unscheduled Payment section of this supplement.

Expense Tables. The following section will be inserted at the end of the Expense Table section of your prospectus, immediately prior to the table that outlines the maximum/minimum fund fees.

The next table describes the maximum Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the Annuity Commencement Date. Refer to the Expense Tables of your prospectus for all other fees and charges associated with your variable annuity contract and other optional riders.

Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge
(as a percentage of the Unscheduled Payment):                                                                                                                                7%*

*The Unscheduled Payment charge percentage is reduced over time. The later the Unscheduled Payment occurs, the lower the charge with respect to that Unscheduled Payment. A new Rider Year starts on each Rider Date anniversary.   The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See Charges and Other Deductions. See The Contracts, Annuity Payouts, Annuity Options for a detailed description of Reserve Value.

The following section will be inserted at the end of the Charges and Other Deductions – Other Charges and Deductions section of the prospectus.

Charges for Lincoln SmartIncomeSM Inflation.

There is no charge for Lincoln SmartIncomeSM Inflation unless Unscheduled Payments are taken.

Unscheduled Payment Charges

The following table describes the Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the Annuity Commencement Date.  See Reserve Value and Unscheduled Payments later in this Supplement.

Lincoln SmartIncomeSM Inflation Unscheduled Payment charge
(as a percentage of the Unscheduled Payment)*
Rider Year                                      1           2           3           4           5           6           7           8+
Charge                           7%           7%           7%           6%           5%           4%           3%           0%

* A new Rider Year starts on each Rider Date anniversary.   The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See The Contracts, Annuity Payouts, Annuity Options for a detailed description of Reserve Value.

Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described below.

The following section is inserted immediately prior to the General Information paragraph of The Contracts, Annuity Payouts, Annuity Options section of the prospectus.

Lincoln SmartIncomeSM Inflation. Lincoln SmartIncomeSM Inflation offers a Scheduled Payment for the life of the annuitant and the secondary life if applicable. You must wait at least one year from the effective date of the contract to elect Lincoln SmartIncomeSM Inflation.  For non-qualified annuities the annuitant and joint annuitant must be at least 50 years of age and not older than 85 years of age (50 years and not more than 75 years of age for qualified annuities). The minimum contract value that may be credited to this annuity payout option is $50,000 and the maximum is $2,000,000.

You may consider electing this annuity payout option if you would like an annuity payout that may increase or decrease as inflation, as measured by the CPI, increases or decreases. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, death benefits and access to the Reserve Value from which you can take Unscheduled Payments. We offer other fixed annuity payout options that have a higher income factor and would result in a higher payment than Lincoln SmartIncomeSM Inflation but do not offer Unscheduled Payments or a death benefit. You should carefully consider whether or not Lincoln SmartIncomeSM Inflation is the appropriate choice for you.

All or a portion of your contract value may be used to fund the Lincoln SmartIncomeSM Inflation. You may select both Lincoln SmartIncomeSM Inflation and another annuity payout option at the same time by allocating less than 100% of your contract value to Lincoln SmartIncomeSM Inflation and the remainder to the other annuity payout option. If only a portion of your contract value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the contract value must be used to fund another annuity payout option.

Rider Year and Rider Date. The Rider Date is the effective date of the Rider. The Rider Date anniversary is the same calendar day as the Rider Date each calendar year. A Rider Year is each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

Scheduled Payment and Guaranteed Minimum Scheduled Payment. Scheduled Payments are annuity payouts for the life of the annuitant (and secondary life if applicable).You choose when payments will begin and whether the Scheduled Payment is paid monthly, quarterly, semi-annually or annually. Once the Scheduled Payment frequency is established it cannot be changed. The frequency of the Scheduled Payments will affect the dollar amount of each Scheduled Payment. For example, a more frequent payment schedule will reduce the dollar amount of each Scheduled Payment. The first payment must be at least 30 days after the Rider Date and before the first Rider Date anniversary. The Scheduled Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI. Scheduled Payments are also adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deduction for premium taxes. If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment, as adjusted, you will receive the Guaranteed Minimum Scheduled Payment, as adjusted, unless Unscheduled Payments have reduced the Reserved Value to zero, in which case the rider will terminate.

Lincoln SmartIncomeSM Inflation also provides a Guaranteed Minimum Scheduled Payment which is initially equal to the first Scheduled Payment. The Guaranteed Minimum Scheduled Payment may be adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deductions for premium taxes, but is not adjusted for changes in the CPI. (See further discussion and example of reductions to the Scheduled Payment and Guaranteed Minimum Scheduled Payment for Unscheduled Payment in the Unscheduled Payment section below.)

The initial Scheduled Payment is calculated by multiplying the contract value allocated to Lincoln SmartIncomeSM Inflation, reduced for any premium tax, by an income factor.  The income factor is based upon:
•	the age and sex of the annuitant and secondary life;
•           the frequency of the Scheduled Payments;
•           the Scheduled Payments start date.

For a given contractowner with the same characteristics (sex, age, frequency of annuity payouts and annuity payout start date) the income factor for a fixed lifetime annuity payout option would be higher than the income factor for Lincoln SmartIncomeSM Inflation. You may request an illustration of annuity values prior to purchasing Lincoln SmartIncomeSM Inflation which will illustrate the Scheduled Payment and Guaranteed Minimum Scheduled Payment you may expect.

Reserve Value. The Reserve Value is a value we establish to determine the amount available for Unscheduled Payments and the death benefit, if any. The initial Reserve Value on the Rider Date is equal to the amount of the contract value used to purchase Lincoln SmartIncomeSM Inflation, less any outstanding premium taxes that have not been previously deducted . Each January 1, the Reserve Value will be adjusted either up or down by the percentage change in the CPI during the preceding calendar year, as described below. The Reserve Value is decreased dollar for dollar by any Scheduled or Unscheduled Payments and related Unscheduled Payment charges or any premium taxes. There is no minimum floor to the Reserve Value. If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable.

If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

Adjustment of the Scheduled Payment and Reserve Value. Each January 1st (Adjustment Date) the Scheduled Payment and Reserve Value may be adjusted up or down by the same percentage, which will be the percentage change in the CPI during the preceding calendar year. The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers and is published monthly by the United States Department of Labor, Bureau of Labor Statistics (BLS). The CPI measures over time the average price change paid by urban consumers for consumer goods and services. The CPI is published as a number (CPI Value).You may obtain information regarding the CPI from BLS electronically (www.bls.gov/cpi), through subscriptions to publications, and via telephone and fax, through automated recordings.

The adjustment to the Scheduled Payment and to the Reserve Value each Adjustment Date may be positive or negative, depending upon whether the CPI Value has risen or fallen in the preceding calendar year. A rise in the CPI Value will result in a positive adjustment. A fall in the CPI Value will result in a negative adjustment. The percentage change in the CPI is measured by the change in the CPI Value published each December immediately preceding the Adjustment Date compared to either the initial CPI Value (first adjustment) or the CPI Value published in December two calendar years preceding the Adjustment Date (all subsequent adjustments after the first).  The CPI Value published in December is the CPI Value for the month of November. The first adjustment to the Scheduled Payment and Reserve Value will be made on the next Adjustment Date following the Rider Date. For the first adjustment the initial CPI Value will be the CPI Value published in the month preceding the Rider Date. The calculation of the first adjustment percentage will be equal to [(i)/(ii)] where:

(i)	is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date
(ii)	is the initial CPI Value

Following is an example of the calculation of the first adjustment percentage and the first adjustment to the Reserve Value using hypothetical CPI values :
Initial Reserve Value on Rider Date 4/15/2009                                                $ 150,000.00
Initial  Scheduled Payment on 4/15/2009                                                           8,000.00
Initial CPI Value                                                                                                       150
CPI Value published in December 2009                                                                      155
Adjustment percentage (155/150 )                                                               1.0333333333
Reserve Value Adjustment 1/1/2010 ($ 150,000 x 1.0333333333 )                   $ 155,000.00
Scheduled Payment Adjustment 1/1/2010 ( 8,000 x 1.0333333333 )              $    8,266.67

Subsequent adjustments will be calculated on each subsequent Adjustment Date. Subsequent adjustments will be based upon the percentage change in the  CPI Value published in December immediately preceding the Adjustment Date compared with the CPI Value published two calendar years prior to the Adjustment Date. Calculations of the adjustment percentage after calculation of the first adjustment percentage will be equal to [(i)/ (ii)] where:

(i)	is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date
(ii)	is the CPI Value published in December two calendar years preceding the Adjustment Date

If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment you will receive the Guaranteed Minimum Scheduled Payment. While you are receiving the Guaranteed Minimum Scheduled Payment we will continue to adjust the Scheduled Payment by the percentage change of the CPI Value published each December immediately preceding the Adjustment Date compared to the CPI Value published two calendar years prior to the Adjustment Date. You will start to receive the Scheduled Payment again in the year that it is adjusted so that it is greater than the Guaranteed Minimum Scheduled Payment.

The following example demonstrates the impact of a positive change in a hypothetical CPI Value resulting in a positive adjustment to the Scheduled Payment and Reserve Value:

Annual Scheduled Payment for calendar year 2009                                                                      $    5,000
Guaranteed Minimum Scheduled Payment for calendar year 2009                                                 $    4,800
Reserve Value 12/31/2009                                                                                                          $ 100,000
CPI Value published in December 2009                                                                                                 120
CPI Value published in December 2008                                                                                                 115
Adjustment percentage (120/115)                                                                                                           1.043782
Reserve Value after 1/1/2010 adjustment ($100,000 x 1.043782)                                                     $ 104,378
Annual Scheduled Payment for calendar year 2010 after adjustment
($5,000 x 1.043782)                                                                                                                    $   5,217.39

Since the Scheduled Payment (after the adjustment) for 2010 of $5,217.39 is greater than the Guaranteed Scheduled Payment of $5,000 the payment you will receive in 2010 will equal the Scheduled Payment of $5,217.93.

The following example demonstrates the impact of a negative change in a hypothetical CPI Value resulting in a negative adjustment to the Scheduled Payment and Reserve Value:

Annual Scheduled Payment for calendar year 2009                                                                       $    5,000
Guaranteed Minimum Scheduled Payment for calendar year 2009                                                  $     4,800
Reserve Value 12/31/2009                                                                                                           $ 100,000
CPI Value published  in December 2009                                                                                                120
CPI Value published  in December 2008                                                                                                130

Adjustment percentage (120/130):                                                                                               0.9230769
Reserve Value after 1/1/2010 adjustment ($100,000 x 0.9230769)                                                   $    92,308
Annual Scheduled Payment for calendar year 2010 after
1/1/2010 adjustment ($5,000 x 0.9230769)                                                                                   $      4,615.38

Since the Scheduled Payment (after adjustment) for 2010 of $4,615.38 is less than the Guaranteed Minimum Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Guaranteed Minimum Scheduled Payment of $4,800.

Continuing this example for the next year’s adjustment:

Annual Scheduled Payment for calendar year 2010                                                                       $     4,800
Guaranteed Minimum Scheduled Payment for
calendar year 2010                                                                                                                     $     4,800
Reserve Value 12/31/2010 ($92,308 - $4,800)                                                                               $   87,508
CPI Value published in December 2010                                                                                                 140
CPI Value published in December 2009                                                                                                 120
Adjustment percentage (140/120):                                                                                                   1.16666
Reserve Value after 1/1/2011 adjustment
($87,508 x 1.166666)                                                                                                                  $  102,093
Annual Scheduled Payment for calendar year 2011 after
1/1/2011 adjustment ($4,615.38 x 1.166666)                                                                                $     5,384.61

The adjustment is applied to the previously calculated Scheduled Payment ($4,615.38) and not the Guaranteed Minimum Scheduled Payment $4,800. Since the adjusted Scheduled Payment is greater than the Guaranteed Minimum Guaranteed Payment, the Scheduled Payment will be paid out in calendar year 2011.

Unscheduled Payments. You may take withdrawals in addition to your Scheduled Payments (Unscheduled Payments) up to the amount of the Reserve Value less any related Unscheduled Payment charges and any deduction for any premium taxes. Unscheduled Payments and any related Unscheduled Payment charges or premium taxes will reduce the Reserve Value on a dollar for dollar basis. Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled Payment in the same proportion the Unscheduled Payment reduces the Reserve Value (including Unscheduled Payment charges and taxes).  Because the Reserve Value is reduced over time (due to Scheduled Payments, Unscheduled Payments and related Unscheduled Payment charges and any premium taxes) an Unscheduled Payment taken in the later years of the rider when the Reserve Value is smaller may result in a larger proportional reduction to the Scheduled Payment and Guaranteed Minimum Scheduled Payment than if the same Unscheduled Payment was taken in the early years of the rider when the Reserve Value was larger and may also result in a proportional reduction of the Scheduled Payment and Guaranteed Minimum Scheduled Payment that is more than the Unscheduled Payment amount taken.

If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable. If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

The following example shows how an Unscheduled Payment of $2,000 taken in the early years of the Rider results in a $300 proportional reduction of the Guaranteed Minimum Scheduled Payment. The example assumes that no other Unscheduled Payments have been taken.

Reserve Value 1/1/2010                                                                                                       $100,000
Guaranteed Minimum Scheduled Payment 1/1/2010                                                              $  15,000
Unscheduled Payment 1/1/2010                                                                                           $    2,000
Proportional reduction percentage ($2,000/$100,000)                                                                       .02
Proportional reduction to the Guaranteed Minimum Scheduled Payment
(.02 x $15,000)                                                                                                                   $      300
New Guaranteed Minimum Scheduled Payment                                                                    $  14,700

The example next shows how the same $2,000 Unscheduled Payment taken in the later years of the Rider results in a $3,000 proportional reduction of the Guaranteed Minimum Scheduled Payment which is more than the actual Unscheduled Payment amount.

Reserve Value 1/1/2020                                                                                                       $ 10,000
Guaranteed Minimum Scheduled Payment                                                                            $ 15,000
Unscheduled Payment                                           1/1/2020                                                 $  2,000
Proportional reduction percentage ($2,000/$10,000)                                                                       .20
Proportional reduction to the Guaranteed
Minimum Scheduled Payment (.2 x $15,000)                                                                        $   3,000
New Guaranteed Minimum Scheduled Payment ($15,000 - $3,000)                                         $ 12,000

Please note that any Unscheduled Payments may significantly reduce your future Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as your Reserve Value, so carefully consider this before deciding to take an Unscheduled Payment.

If the Unscheduled Payment is taken during the first seven Rider Years an Unscheduled Payment charge is assessed on the amount of the Unscheduled Payment that exceeds the 10% free amount per Rider Year.  Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described below. See Charges and Other Deductions – Charges for Lincoln SmartIncomeSM Inflation for a schedule of Unscheduled Payment charges.

The following example demonstrates the Unscheduled Payment charge for an Unscheduled Payment taken in the third Rider Year and the impact to Scheduled Payments and the Guaranteed Minimum Scheduled Payment:

Guaranteed Minimum Scheduled Payment for
Calendar year 2010                                                                                                $    4,800
Annual Scheduled Payment for calendar year 2010
paid 1/1/2010                                                                                                        $    5,000
Reserve Value 1/1/2010 before Scheduled Payment                                                 $ 515,000
Reserve Value 1/2/2010 after Scheduled Payment
 ($515,000-$5,000)                                                                                                $ 510,000
Unscheduled Payment charge Percent                                                                                7%
Then current Reserve Value before Unscheduled
Payment on 1/15/2010                                                                                          $ 510,000
Free amount on 1/15/2010 (10% x $510,000)                                                          $   51,000
Unscheduled Payment 1/15/2010                                                                           $  10,000
[since Unscheduled Payment is within the 10% free amount
($10,000 <= $51,000) there is no Unscheduled Payment charge]
Reserve Value 1/15/2010 after Unscheduled
Payment ($510,000- $10,000)                                                                               $ 500,000
Proportional reduction percentage due to Unscheduled Payment
($10,000/ $510,000)                                                                                             1.96078%
Scheduled Payment after proportional reduction for
Unscheduled Payment [$5,000- ($5,000 x ..0196078)                                                  $  4,902
Guaranteed Scheduled Payment after proportional
reduction [$4,800-($4,800 x ..0196078)]                                                                     $  4,706
Then current Reserve Value 2/1/2010 before
second Unscheduled Payment                                                                             $ 500,000
2nd Unscheduled Payment 2/1/2010                                                                      $  75,000
Free amount on 2/1/2010 (10% x $500,000)                                                           $ 50,000
Remaining Free Amount ($50,000 - $10,000 prior
Unscheduled Payment)                                                                                        $ 40,000
Unscheduled Payment charge [($75,000 - $40,000) x ..07]                                       $   2,450
Unscheduled Payment paid (minus Unscheduled Payment charge
 ($75,000 – $2,450)                                                                                              $  72,550
Proportional reduction percentage due to
Unscheduled Payment ($75,000/$500,000)                                                                       15%
Scheduled Payment after proportional reduction
For Unscheduled Payment [$5,000 - ($5,000 x ..15)]                                               $    4,250
Guaranteed Minimum Scheduled Payment
after proportional reduction for Unscheduled
Payment [$4,800 - ($4,800 x ..15)]                                                                         $    4,000
Reserve Value after 2/2/2010 Unscheduled Payment and
Unscheduled Payment charge ($500,000- $75,000)                                                 $ 425,000

If the deduction for an Unscheduled Payment including related Unscheduled Payment charge and premium taxes reduce the Reserve Value to zero, Lincoln SmartIncomeSM Inflation will terminate.

Death of Contractowner, Annuitant or Secondary Life. On or after the annuity commencement date, upon the death of the contractowner, annuitant or the secondary life a death benefit will be paid if there is a Reserve Value. The death benefit will be determined as of the date due proof of death is received by us.

The death benefit paid under Lincoln SmartIncomeSM Inflation will be the greater of:
a.	The current Reserve Value as of the date due proof of death is received by us; or
b.	The initial Reserve Value, less all Scheduled and Unscheduled Payments, less any Unscheduled Payment charges.

Following is an example of the calculation of a death benefit upon the death of the contractowner demonstrating the impact of a negative hypothetical CPI factor:

7/15/2009 Initial Reserve Value                                                                                       $100,000
1/10/2010 Reserve Value is adjusted due to negative CPI Value of -.1
($100,000 x .10 = $10,000 Adjustment)
($100,000 - $10,000 = $90,000 Reserve Value)                                                  $  90,000
2/1/2010  Scheduled Payment of $45,000 reduces the Reserve Value                                $  45,000
Reserve Value is reduced by the amount of the Scheduled Payment
($90,000 – $45,000 = $45,000)
8/6/2010  Death of Contractowner
              Death benefit is greater of
a) current Reserve Value ($45,000); or
b) initial Reserve Value minus Scheduled Payment
    ($100,000 - $45,000 = $55,000)
8/5/2010 Death Benefit paid                                                                                           $   55,000

If any contractowner (who is not the annuitant) dies while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership (i.e. the beneficiary or successor owner) pursuant to the terms of the underlying contract may:
1.	Terminate the contract and receive the death benefit, if any, in a lump-sum; or
2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero, or (ii) the death(s) of the annuitant and any secondary life.

If the annuitant dies (whether or not the annuitant is an Owner) while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership pursuant to the terms of the underlying contract may:
1.	Terminate the contract and receive the death benefit, if any, in a lump-sum; or
2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of any secondary life.

If the secondary life (who is not an Owner) dies while Lincoln SmartIncomeSM Inflation is in force the holder of the rights of ownership pursuant to the terms of the underlying contract, may:
1.	Terminate the contract and receive the death benefit, if any in a lump-sum; or
2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments, less Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of the annuitant.

Once you elect Lincoln SmartIncomeSM Inflation, any prior death benefit elections will terminate (other than any death benefit in effect under i4LIFE® Advantage) and the Lincoln SmartIncomeSM Inflation death benefit will be in effect.  If you have elected i4LIFE® Advantage, the i4LIFE® Advantage death benefit will be in effect only on the portion of the contract value invested in i4LIFE® Advantage.

If we were not notified of a death and we continue to make Scheduled or Unscheduled Payments after the date that Lincoln SmartIncomeSM Inflation should have been terminated, any such payments made are recoverable by us. The contractowner(s) or the holder of the rights of ownership will be liable to the Company for the amount of such payments made.

Termination

You may terminate the Lincoln SmartIncomeSM Inflation by taking an Unscheduled Payment that results in the Reserve Value being reduced to zero due to the deduction of the Unscheduled Payment and any related Unscheduled Payment charge and any premium taxes. Upon termination of the Rider due to the deduction of an Unscheduled Payment, and any related Unscheduled Payment charge and any premium taxes, there will be no further Scheduled Payments made or received under the Rider.

If the Reserve Value is reduced to zero and the sum of the Scheduled and Unscheduled Payments made, plus all Unscheduled Payment charges incurred, is less than the initial Reserve Value, we will pay the holder of the rights of ownership, the difference. The payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made, plus charges incurred may occur under circumstances where changes in the CPI have been negative, thus resulting in a lowered Reserve Value.

The following example shows how negative changes to the CPI result in a payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made plus incurred charges:

7/15/2009 Initial Reserve Value                                                                                      $100,000
1/10/2010  Reserve Value is adjusted due to negative CPI Value of -.10
($100,000 x .10 = $10,000 Adjustment)
($100,000 - $10,000 = $90,000 Reserve Value)                                                 $  90,000
2/1/2010   Scheduled Payment of $45,000 reduces the Reserve Value                               $  45,000
Reserve Value is reduced by the amount of the Scheduled Payment
($90,000 – $45,000 = $45,000)
8/6/2010                      Unscheduled Payment                                                                $  45,000
Reserve Value                                                                                               $           0
Reserve Value is reduced to zero which results in termination of the Rider.
Initial Reserve Value is greater than payments received
[$100,000 > ($45,000 + $45,000) = $90,000]
Final payment made to holder of rights of ownership                                          $  10,000

Please keep this Supplement for future reference.